[redacted]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

: ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2007

OR

9 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from ________________ to _________

Commission File Nos. 333-66430, 333-100794 and 333-145432

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: **SPARTAN STORES, INC. SAVINGS PLUS PLAN**

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: **SPARTAN STORES, INC., 850 76th STREET, S.W., GRAND RAPIDS, MICHIGAN 49518-8700**

REQUIRED INFORMATION

The following financial statements and schedules are filed as part of this report:

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits
as of December 31, 2007 and 2006

Statements of Changes in Net Assets Available for Benefits for the year ended
December 31, 2007 and December 31, 2006

Notes to Financial Statements

Supplemental Schedules as of December 31, 2007

EXHIBITS

The following exhibits are filed as part of this report:

23 Consent of Independent Registered Public Accounting Firm

99.1 Performance Table

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
Spartan Stores, Inc. Savings Plus Plan for Union Associates
850 76th Street
Grand Rapids, Michigan 49518

We have audited the accompanying statements of net assets available for benefits of the ***Spartan Stores, Inc. Savings Plus Plan for Union Associates*** as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the ***Spartan Stores, Inc. Savings Plus Plan for Union Associates*** as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The December 31, 2007 supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2007 financial statements taken as a whole.

Rehmann Robson, P.C.

REHMANN ROBSON, P.C.

Grand Rapids, Michigan
June 23, 2008

Spartan

SPARTAN STORES, INC.
SAVINGS PLUS PLAN

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

FOR THE YEARS ENDED
DECEMBER 31, 2007 AND 2006

REHMANN ROBSON

Certified Public Accountants

SPARTAN STORES, INC. SAVINGS PLUS PLAN

TABLE OF CONTENTS

Note: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
Spartan Stores, Inc. Savings Plus Plan
850 76th Street
Grand Rapids, Michigan 49518

We have audited the accompanying statements of net assets available for benefits of the ***Spartan Stores, Inc. Savings Plus Plan*** as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and supplemental schedule are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the ***Spartan Stores, Inc. Savings Plus Plan*** as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The December 31, 2007 supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2007 financial statements taken as a whole.

/s/ Rehmann Robson
REHMANN ROBSON, P.C.

Grand Rapids, Michigan
June 23, 2008

SPARTAN STORES, INC. SAVINGS PLUS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31	
	2007	2006
ASSETS		
Investment, at fair value		
Plan interest in Spartan Stores, Inc. Savings Plus Master Trust	$ 148,334,122	$ 133,839,144
Participant loans	2,921,977	2,825,966
Total investments at fair value	**151,256,099**	**136,665,110**
Receivables		
Participant contributions	204,877	264,952
Employer contribution	67,284	84,996
Receivable from the Spartan Stores, Inc. Savings Plus Plan for Union Associates	13,580	-
Total receivables	**285,741**	**349,948**
Total assets (equal to net assets available for benefits)	**$ 151,541,840**	**$ 137,015,058**

The accompanying notes are an integral part of these financial statements.

SPARTAN STORES, INC. SAVINGS PLUS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31	
	2007	**2006**
Additions to net assets attributed to		
Net investment income		
Net appreciation in aggregate fair value of investments in Spartan Stores, Inc. Savings Plus Master Trust	$ 3,129,166	$ 9,623,214
Dividend income	8,794,301	6,819,701
Interest income	251,221	213,475
Total net investment income	**12,174,688**	**16,656,390**
Contributions		
Participant	8,201,281	7,025,806
Employer	2,657,302	2,244,264
Rollover	3,987,749	12,050,730
Total contributions	**14,846,332**	**21,320,800**
Total additions	**27,021,020**	**37,977,190**
Deductions from net assets attributed to		
Benefits paid to participants	12,424,523	11,281,124
Administrative expenses	69,715	23,026
Total deductions	**12,494,238**	**11,304,150**
Net increase before plan transfers	**14,526,782**	**26,673,040**
Transfers from other plan	-	74,739
Transfers to other plan	-	(27,122)
Net increase	**14,526,782**	**26,720,657**
Net assets available for benefits		
Beginning of year	137,015,058	110,294,401
End of year	**$ 151,541,840**	**$ 137,015,058**

The accompanying notes are an integral part of these financial statements.

1. DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following description of the ***Spartan Stores, Inc. Savings Plus Plan*** (the "Plan") provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

Description of the Plan

General

The Plan is a defined contribution plan covering all non-union employees of Spartan Stores, Inc. (the "Plan Sponsor" or "Company"). Employees are eligible to participate in the Plan upon attaining age 21 and having 6 consecutive months of employment with 500 service hours, or 500 service hours in 12 consecutive months since the date of hire, or 500 hours in any Plan year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may contribute up to 75% of annual compensation as tax-deferred contributions, up to maximum allowed by the Internal Revenue Code. Participants who have attained the age of 50 before the end of the Plan year are eligible to make catch-up contributions. During 2007 and 2006, former employees of entities acquired by the Plan sponsor were hired by the Plan Sponsor and were granted the option to rollover their account balances from their previous plans. The Company may, at the discretion of its Board of Directors, make a matching contribution to the Plan on behalf of each participant. The 2007 and 2006 matching amount contributed to each participant was 50% of the first 6% of compensation deferred by the participant. Participants direct the investment of contributions into various investment options offered by the Plan. As of December 31, 2007, the Plan offered 21 mutual funds and the common stock of the Plan Sponsor as investment options for participants. Contributions are subject to certain limitations.

Participant Accounts

Each participant's account is credited with the participant's contribution, and an allocation of (a) the Company's matching contribution, (b) Plan earnings and (c) forfeitures of terminated participant's nonvested accounts, and charged with an allocation of administrative expenses. Plan allocations are based on the ratio of each participant's account balance to the total account balance. The benefit to which a participant is entitled is the amount that can be provided from the participant's vested account balance.

Vesting

If a participant's initial date of employment was on or before December 31, 2003, all amounts credited to the participant's accounts are fully vested and nonforfeitable. If a participant's initial date of employment is on or after January 1, 2004, all amounts credited to the participant's accounts other than their matching contribution account are fully vested and nonforfeitable. If a participant has a termination of employment before normal retirement age for a reason other than total disability or death, the vested percentage of the participant in their matching contribution accounts is based upon years of vested service. A participant is 100% vested after six years of credited service.

Participant Loans

Participants may borrow from their accounts a minimum of $500 up to a maximum of 50% of the participant's account balance. Additionally, to be non-taxable, the loan cannot exceed $50,000, reduced by the participant's highest outstanding loan balance during the 12-month period immediately preceding the loan date. Loan terms generally range from one to five years, or up to ten years for the purchase of a primary residence. The loans are collateralized by the balance in the participant's account and bear interest at annual rates ranging from 5.0% to 11.99%, which are commensurate with local prevailing rates as determined by the Plan administrator at the time the loan was made. Principal and interest is reimbursed ratably through payroll deductions.

Payment of Benefits

On termination of service due to death, disability, or retirement, a participant, or his or her beneficiary, receives a lump sum amount equal to the value of the participant's account or installment payment as defined by the Plan agreement. All accounts less than $5,000 in value as of the last date of employment require a lump-sum distribution; all participants with vested accounts equal to or greater than $5,000 have the option for distribution or maintaining their accounts in the Plan.

Forfeitures

Forfeited nonvested accounts may be used to reduce future Company cash contributions. At December 31, 2007 and 2006, forfeited nonvested accounts totaled $537,281 and $528,312, respectively. There were no forfeiture amounts used in 2007 or 2006.

Administrative Expenses

The Plan's administrative expenses, including salaries, accounting, and legal fees, are paid by the Company and qualify as party-in-interest transactions which are exempt from prohibited transaction rules. Fees for participant record keeping services are paid by the Plan.

Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Except for participant loans, fair value is determined by quoted market prices. Participant loans are valued at their outstanding balance, which approximates fair value.

Unrealized appreciation or depreciation in the aggregate fair value of investments represents the change in the difference between aggregate fair value and the cost of investments, including reinvestment of earnings. The realized gain or loss on sale of investments is the difference between the proceeds received and the average cost of investments sold.

Purchases and sales are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of net appreciation in the fair market value of investments for such investments.

Payment of benefits

Benefits are deducted from Plan assets when paid.

Reclassification

Certain amounts as reported in the 2006 financial statements have been reclassified to conform with the 2007 presentation.

2. INVESTMENTS

The Plan's investments, except for participant loans, consist of an interest in the Spartan Stores, Inc. Savings Plus Master Trust (the "Master Trust"), a trust established by the Plan Sponsor and administered by Fidelity Investments Institutional Services Company, Inc. ("Fidelity"). Prior to April 3, 2006, the Master Trust was administered by Mercer HR Outsourcing ("Mercer"). The Master Trust permits co-mingling of the trust assets of the Plan and the Spartan Stores, Inc. Savings Plus Plan for Union Associates for investment and administrative purposes. Fidelity (previously Mercer) maintains supporting records for the purpose of allocating investments at fair value and the net gain or loss of the investment account to the participating plans. The following is a summary of information regarding the trust that was prepared from information supplied by the trustee and furnished to the Plan administrator for each plan in the Master Trust.

Interest and dividends and the net appreciation for both participating plans in the Master Trust are summarized as follows for the year ended December 31:

	2007	2006
Dividend income	$ 10,882,277	$ 8,461,837
Interest income	362,886	297,737
Net appreciation in value of investments:		
Mutual funds	2,943,295	5,937,931
Common stock	934,650	6,055,935
Total net appreciation	3,877,945	11,993,866
Total investment income	**$ 15,123,108**	**$ 20,753,440**

The assets of the Master Trust are summarized as follows at December 31:

Investments at fair value:	**2007**	**2006**
Alger Small Cap Institutional Fund	$ 2,885,484	$ -
American Century Large Company Value Fund	5,216,116	5,104,755
American Funds Growth Fund of America	* 25,513,724	* 23,738,853
Fidelity Balanced Fund	* 11,619,226	* 10,188,308
Fidelity Disciplined Equity Fund	* 18,938,901	* 17,911,638
Fidelity Freedom 2005 Fund	207,151	128,179
Fidelity Freedom 2010 Fund	2,815,208	1,839,758
Fidelity Freedom 2015 Fund	2,120,485	1,264,782
Fidelity Freedom 2020 Fund	5,685,905	5,036,832
Fidelity Freedom 2025 Fund	2,082,226	672,738
Fidelity Freedom 2030 Fund	* 8,209,471	* 7,298,224
Fidelity Freedom 2035 Fund	581,757	224,235
Fidelity Freedom 2040 Fund	4,690,584	4,113,576
Fidelity Freedom Income Fund	1,773,732	708,042
Fidelity International Discovery Fund	* 19,464,318	* 15,754,554
Fidelity Managed Income Portfolio	* 17,267,282	* 17,677,358
First American Mid Cap Growth Opportunity Fund	7,249,876	6,606,512
Lord Abbett Midcap Value Fund	6,897,755	6,923,920
Neuberger Berman Genesis Trust Fund	-	7,567,038
PIMCO Total Return Fund	* 10,080,420	8,184,749
RS Partners Fund	5,283,318	-
Spartan Stores, Inc. Common Stock	* 10,715,050	9,116,269
Spartan U.S. Equity Index Fund	* 11,769,283	* 11,817,116
STI Classic Small Cap Growth Stock Fund	-	1,997,427
Total investments	$ 181,067,272	$ 163,874,863
Plan's investment in the Master Trust	$ 148,334,122	$ 133,839,144
Plan's percentage interest in total assets of the Master Trust	81.92 %	81.67 %

* The Plans share of the investment fund represents 5% or more of the Spartan Stores, Inc. Savings Plus Plan net assets available for benefits.

3. RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Substantially all professional fees for the administration and audit of the Plan are paid by the Company. Other professional fees related to the trustee and custodial services for the Plan's assets were paid by the Plan to Fidelity and Mercer. The fees paid by the Plan for these services amounted to $69,715 and $23,026 for 2007 and 2006, respectively.

Certain investments held by the Plan are managed by Fidelity, the custodian and trustee of the Plan. Such investments fall within the investment guidelines of the Plan and are considered related party transactions. The participating plans in the Master Trust together held $95,456,246 in such investments as of December 31, 2007 and $82,818,224 as of December 31, 2006, respectively.

The Plan's investment in Spartan Stores, Inc. common stock as of December 31, 2007 and 2006, represent a party-in-interest transaction. The 335,205 and 318,624 shares of Spartan Stores, Inc. common stock held by the Plan as of December 31, 2007 and 2006, respectively, represent approximately 1.5% of the Company's outstanding shares as of each of each of those dates.

Cash dividends of $58,700 and $42,048 were paid to the Plan by Spartan Stores, Inc. during 2007 and 2006, respectively, based on shares held by the Plan on the dates of declaration. This dividend income is included as dividends in the Statement of Changes in Net Assets Available for Benefits.

4. INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated February 6, 2003, that the Plan and the related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

5. PLAN TERMINATION

Although it has not expressed an intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their account.

6. RISKS AND UNCERTAINTIES

The Plan provides for various investment options in mutual funds with underlying assets consisting of stocks and bonds in various entities and common stock of the Plan sponsor. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

7. TRANSFER OF ASSETS TO OR FROM THE PLAN

Assets totaling $74,739 were transferred in the normal course of Plan activities during 2006 from Spartan Stores, Inc. Savings Plus Plan for Union Associates, a defined contribution plan, in connection with a change in employment status of certain Spartan Stores, Inc. associates who are now participants of the Plan. Similarly, assets totaling $27,122 were transferred in the normal course of Plan activities during 2006 to the Spartan Stores, Inc. Savings Plus Plan for Union Associates, in connection with a change in employment status of certain Spartan Stores, Inc. associates who were formerly participants of the Plan.

* * * * *

SUPPLEMENTARY INFORMATION

SPARTAN STORES, INC.
SAVINGS PLUS PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2007

PLAN # 002

EMPLOYER IDENTIFICATION NO. 38-0593940

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
*	Spartan Stores, Inc. Savings Plus Master Trust	Plan share of Master Trust	$ 148,334,122
*	Participant loans	Maturity 1-5 years, with annual interest rates ranging between 5.0% and 11.99%; collateralized by participant account balances	2,921,977
	Total investments		**$ 151,256,099**

a) An asterisk in this column identifies a person known to be a party-in-interest.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

SPARTAN STORES, INC.
SAVINGS PLUS PLAN

Dated: June 27, 2008

By: SPARTAN STORES, INC.
Plan Administrator

By: /s/ David M. Staples
David M. Staples
Executive Vice President and Chief
Financial Officer

1417792

EXHIBIT INDEX

23	Consent of Independent Registered Public Accounting Firm
99.2	Performance Table

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
Spartan Stores, Inc. Savings Plus Plan for Union Associates

We consent to the incorporation by reference in Registration Statements (No. 333-66430, No. 333-100794 and No. 333-145432) Form S-8 of Spartan Stores, Inc., of our report dated June 23, 2008, with respect to the statements of net assets available for benefits of Spartan Stores, Inc. Savings Plus Plan for Union Associates as of December 31, 2007 and 2006, the related statements of changes in net assets available for benefits for the years then ended, and the related December 31, 2007 supplemental schedule of assets (held at end of year), which report appears in the December 31, 2007 annual report on Form 11-K of Spartan Stores, Inc. Savings Plus Plan for Union Associates.

Rehmann Robson, P.C.

REHMANN ROBSON, P.C.

June 23, 2008
Grand Rapids, Michigan

EXHIBIT 99.2

SPARTAN STORES, INC.
SAVINGS PLUS PLAN

June 27, 2008

This document constitutes part of a prospectus covering securities that have been registered under the Securities Act of 1933.

Performance History

The following table illustrates the investment performance of Spartan Stores common stock, assuming the reinvestment of dividends. The table shows the value of a hypothetical initial investment of $1,000 invested on March 28, 2003, and its value as of the end of each subsequent fiscal year shown below. Spartan Stores' fiscal year ends on the last Saturday of March each year.

	Initial Investment on 3/28/03 Value	3/27/04 Value	3/26/05 Value	3/25/06 Value	3/31/07 Value	3/29/2008 Value
Spartan Stores, Inc. Common Stock	$ 1,000.00	$ 2,034.48	$ 4,693.97	$ 5,448.16	$ 11,726.88	$ 8,983.67

Spartan Stores did not pay any dividends on its common stock during the fiscal years ended March 27, 2004 and March 26, 2005. The Company began paying a quarterly dividend of $.05 per common share on March 14, 2006. The Company's adoption of a dividend policy does not commit the board of directors to declare future dividends. Any future dividends will be considered and declared by the board of directors in its discretion. The ability of the board of directors to continue to declare dividends will depend on a number of factors, including the Company's future financial condition and profitability and compliance with the terms of its credit facilities.

END